

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 17, 2016

Steve Smith
President and Chief Executive Officer
SharkReach, Inc.
205 Pier Avenue, Suite 101
Hermosa Beach, California 90254

> **Re:** **SharkReach, Inc.**
> **Current Report on Form 8-K**
> **Filed October 13, 2015**
> **File No. 1-37579**

Dear Mr. Smith:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

Your filing discloses a reverse-merger transaction between Online Secretary, Inc., a shell company, and SharkReach, Inc., a privately-held corporation. It is unclear from your risk factor on page 11 whether you remained a shell company following the merger. If you remained a shell company, please amend to prominently disclose that you remained a shell company following the merger, and include the appropriate financials statements of SharkReach as required by Item 9.01 of Form 8-K. However, if you believe that following the merger, you were no longer a shell company, please amend to include the disclosure required by Items 5.06 of Form 8-K, Change in Shell Company Status and 9.01, Financial Statements and Exhibits. Such added disclosure should include complete Form 10 information required under section (f) of Item 2.01 of Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications